UNITED STATES
SECURITY AND EXCHANGE COMMISSION
WASHINGTON D.C.

SCHEDULE 13D/A
UNDER THE SECURITY AND ACT 0F 1934

QULITY PRODUCTS, INC.
(NAME OF ISSUER)
COMMON
(TITLE OF CLASS OF SECURITY)
747-578-409
(CUSIP NUMBER)
DALE NEWBERG, 550 N. ISLAND, GOLDEN BEACH, FL 33160-(305)935-3388
(NAME ADDRESS AND TELEPHONE NUMBER)
FEBRUARY 6, 2002
(DATE OF EVENT THE REQUIRES FILING OF THE STATEMENT)

CUSIP NO. 747-578-409
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION OF THE ABOVE PERSON
DALE B. NEWBERG ###-##-####
SOURCE OF FUNDS
PF
CITIZENSHIP ON PLACE OF ORGNIZATION
U.S.A.
SOLE VOTING POWER
611,000
SHARED VOTING POWER
0
SOLE DISPOSITIVE POWER
611,000
PERDENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.94
TYPE OF REPORTING PERSON
PF